Exhibit 99.26

LIBERATION INVESTMENTS, L.P.

11766 Wilshire Blvd, Suite No. 870

Los Angeles, CA 90025

LIBERATION INVESTMENTS, LTD.

11766 Wilshire Blvd, Suite No. 870

Los Angeles, CA 90025

December 22, 2005

The Board of Directors

Bally Total Fitness Holding Corporation

8700 West Bryn Mawr Avenue

Chicago, IL 60631

C/o: Marc D. Bassewitz, Esq.

Gentlemen:

As you know, Liberation Investments, L.P., Liberation Investments, Ltd. and their affiliates (collectively, “Liberation”) own approximately 10.9% of the outstanding common stock of Bally Total Fitness Holding Corporation (“Bally” or the “Company”), making Liberation Bally’s second largest shareholder. We write to express our grave concern about the propriety of recent stock sales by Mr. Paul Toback, Chairman and Chief Executive Officer of Bally, and certain members of the Company’s management. We are also persuaded that Toback’s recent stock sales evidence his lack of faith in his ability to maximize the value of Bally’s stock, sending a toxic message to the capital markets that further erodes confidence in his leadership at the very moment the Company faces critical strategic challenges.

After the markets closed on November 30, 2005, the Company restated its financial results for the period from 2000 through 2004. The Company also released partial financial results for 2005 for the first time on November 30, 2005. In addition, Bally claimed in its November 30 regulatory filings that cash collections of membership revenue during the three months ended September 30, 2005 had significantly increased over the same period during 2004. Toback trumpeted these results and his confidence in the Company’s future. In an accompanying press release, Toback underscored the importance of membership sales strategies, claiming that Bally’s “results reflect the initial impact of our growth initiatives — including new membership sales strategies such as our Build Your Own Membership Plan…”

On the same evening, Bally announced that its Board of Directors had retained J.P. Morgan Securities Inc. to “explore a range of strategic alternatives to enhance shareholder value” including “the sale or merger of Bally Total Fitness with another entity or strategic partner.”

At approximately 10 A.M. (E.S.T.) on December 1, 2005—the very next day—during a carefully scripted Bally conference call to discuss the Company’s financial results, Toback continued the steady drumbeat of encouraging reports, commenting, “I believe strongly that the company has a really positive ability to grow…” During the same earnings call, Toback responded to the comment of a caller by apparently seeking to burnish his and management’s credentials as allies of the stockholders, remarking, “And believe me, we are shareholders. I own two percent of the Company; management owns seven percent of the Company.”

The net effect of Bally’s meticulously choreographed campaign of upbeat pronouncements was predictable. On December 1, 2005, the markets reacted favorably, with Bally’s stock surging in value by approximately 10% on the New York Stock Exchange.

On December 2 and December 5, members of Bally’s senior management team sold approximately 1,200,000 shares that they had previously received as equity compensation, representing approximately 3.15% of the Company’s issued and outstanding stock as of that date and nearly half of the management-held stake Toback had boasted about the preceding day. In excess of 400,000 of these shares were sold by Toback himself, representing the bulk of his stake in Bally, only hours after he had ballyhooed his stock ownership on the earnings call. Moreover, Bally has reported that Toback was entitled to generous tax gross-up benefits from the Company in connection with the vesting of his restricted stock grants, so he should not be heard to argue that he had a compelling tax motivation to sell his shares. The December 2 management sell-off coincided with a reduction in the value of Bally’s stock of approximately 12.4% as compared to its closing price the prior day. Between December 6 and December 16, Bally insiders disposed of an additional approximately 145,000 shares, which reduced management’s stake to about half of the 7% position Toback announced on the December 1 earnings call. As Chief Executive Officer and Chairman of the Board, Toback signaled his approval of this massive sell-off by disposing of the great majority of his shares.

Are these the actions of a Chief Executive Officer with confidence in his ability to, in his words, realize “growth opportunities” at Bally? Why should shareholders have confidence in Toback’s leadership if he doesn’t have confidence in his own ability to maximize the value of Bally’s stock?

While the Company’s November 30 10-K filing does contain a reference buried deep in the document to the effect that some members of management were expected to sell their shares in the near term, the disclosure was hardly prominent and came amid literally hundreds of pages of disclosure issued by Bally after the markets closed on that day. In any event, we believe that Toback’s claims the following morning during the earnings call concerning his and management’s stock ownership failed to give investors the impression that an enormous management sell-off was in the works. Moreover, in our view, the fact that Toback sold his stock at all during this critical period served to undermine the confidence of the capital markets in the leadership of Bally.

On December 20, once the majority of management’s stake in Bally’s stock had been sold, Bally amended its quarterly report for the quarter ended September 30, 2005, which was originally filed on November 30, to correct a misstatement concerning cash collections of membership revenue during the three months ended September 30, 2005. Instead of the previously reported increase of $8.9 million (3.9%) in cash collections of membership revenue during the three months ended September 30, 2005, which Bally had touted in its quarterly report as “the result of more members choosing the pay-as-you-go membership plan”, the Company confessed that such revenue collections had actually dipped by $1.6 million (0.8%) to $204.6 million. Since December 20, the market has responded to this revelation by trimming another approximately 5.5% off the value of Bally’s stock. Millions of shares of Bally stock changed hands between the initial filing of the quarterly report on November 30 and Bally’s corrective disclosure on December 20, especially by way of sales by Company insiders. In fact, substantial sales of Bally stock by Company insiders occurred as late as December 16, a mere two business days prior to the December 20 filing of corrective disclosure.

In light of the sequence of events described above, we are concerned that the colossal management sell-off of Company stock led by Toback may have violated the securities laws. We believe that Toback’s enthusiastic remarks about management stock ownership and membership sales strategies had the effect of ensuring market confidence during the period in which he and certain members of management disposed of substantial positions in the stock. At the very least, it seems clear to us that Toback’s flaunting of his Bally stock ownership during the earnings call the day before selling a substantial portion of his stake misled the capital markets. It is also worth noting that Bally’s stock stunningly shed approximately 22.2% of its value between its closing price on December 1 and its closing price today. Moreover, whether Bally’s misstatement of cash collections of membership revenue in its quarterly report was the result of a simple failure to understand how such revenue collections were to be reported or otherwise, we believe that the Company’s recent public filings must be closely scrutinized.

It is now abundantly clear to us that the office of the Chief Executive Officer and the Chairman of the Board must be separated, and we request that the Board take the action necessary to effect this separation immediately. In addition, we request that Steven Rogers and Adam Metz, the two independent directors appointed subsequent to Bally’s release on November 30 of its financial results, be given a mandate by the Board to independently investigate the propriety of stock sales executed by Toback and certain members of Bally’s management team after November 30 and the veracity and timeliness of Bally’s recent public filings. In the face of continued actions by Toback that we believe evidence his lack of faith in his ability to maximize the value of Bally’s stock and may run afoul of the securities laws, it is imperative that the Board act decisively to restore the confidence of the capital markets in the leadership of the Company.

We anticipate your prompt response to the concerns identified above. Please note that we reserve the right to take the necessary action to protect the interests of shareholders, and, if the facts warrant, will seek to hold Toback and directors personally liable for any losses that have befallen or may befall the Company or its shareholders as a result of the failure of Toback or the Board to observe their respective fiduciary duties.

Sincerely,

/s/ Emanuel R. Pearlman
Emanuel R. Pearlman
Chairman and Chief Executive Officer